EXHIBIT 21

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Lansdowne Security, Inc. (“Lansdowne”)	Nevada	100%
DK International Group Ltd. (“DK”)	British Virgin Islands	100% by Lansdowne
Dake (Fujian) Sports Goods Co., Ltd. (“Dake”)	PRC	100% by DK
Fujian Jinjiang Aierda Shoe Plastic Co., Ltd.	PRC	Dake’s VIE